EXPENSE LIMITATION AGREEMENT

Forum Funds
c/o Atlantic Fund Administration
Three Canal Plaza, Suite 600
Portland, ME 04101

September 16, 2014

Joseph Halpern
Exceed Investments LLC
28 West 44th Street
New York, NY 10036

Dear Mr. Halpern:

Pursuant to this Expense Limitation Agreement (the "Agreement"), Exceed Investments LLC (the "Adviser") agrees to limit its investment advisory fee and to reimburse expenses as necessary to ensure that net total annual fund operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses and extraordinary expenses) for the Exceed Structured Shield Index Strategy Fund, Exceed Structured Hedged Index Strategy Fund, Exceed Structured Enhanced Index Strategy Fund (each a "Fund" and together the "Funds") do not exceed 1.45% and 1.20% per annum on Investor Shares and Institutional Shares, respectively (the "Expense Limitation"), for the period from December 1, 2014 through April 1, 2017 (the "Limitation Period"). This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Fund.

The Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses in excess of the Expense Limitation that the Adviser reimburses under the Expense Limitation, provided that (i) the repayments do not cause the Fund's total operating expenses (excluding all taxes, interest, portfolio transaction expenses acquired fund fees and expenses, and extraordinary expenses) to exceed the annual rate of average daily net assets for the Fund, (ii) the repayments are made within three years of the date on which they are incurred. The Adviser understands that it shall look only to the assets attributable to the Fund for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of New York and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds (the "Board") and will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Fund.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS,

By:	/s/ Stacey E. Hong
Stacey E. Hong
Title:	President

The foregoing Agreement is hereby accepted as of September 16, 2014.

EXCEED ADVISORY LLC

By:	/s/ Joseph Halpern
Name:	Joseph Halpern
Title:	Chief Executive Officer

Signature page to the Expense Limitation Agreement